General Template with the WeFunder link:

[Personal intro, modify as needed]

I wanted to reach out and let you know about my company, Daniel House Club. It is an online marketplace for interior designers to buy wholesale furniture from 100s of vendors all in one place. Plus, we manage all the shipping & logistics so that designers can focus on what they do best (creativity & design), and we can manage their purchasing & logistics.

We raised $600k in 2020 to build the marketplace and prove the concept. We launched late 2021 and we signed up 2,000 interior designers and generated $1.7M in revenue in our first year. We're now raising an investment round through the crowdfunding platform WeFunder to fund our next phase of growth.

We're doing a public promotional campaign to raise funds at the end of the month, but we have an early bird offer we're sending to our personal networks before we go live. You can see all of the details about the company and our investment raise here.

Hope all is well and you have a great 2023!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

DANIEL HOUSE CLUB

Caleb Iorg <calebiorg@danielhouse.club>

Daniel House Investment

Caleb Iorg <calebiorg@danielhouse.club> Thu, Jan 5, 2023 at 12:12 PM
To: Jeff Iorg <jeffiorg@gs.edu>

Hi Dad,

The early access for our investment campaign is now live. You can access the details here: https://wefunder.com/danielhouseclub/

Are you planning to make an investment? If so, FYI at this stage your investment will be a "reservation" so no cash will be transferred yet. You'll get a follow-up email to confirm it once we hit our minimum threshold and all our legal registrations are complete and that is when you'll submit the funds.

Please **do NOT share** out the link to anyone yet. We are sending it to a select few of our current investors to make sure the process is smooth before we start sending it out more broadly. Please send me any questions or feedback on the process so we can make sure we're dialed in before going out more broadly.

Let me know if you have any questions!

Caleb

p.s. here is a legal disclosure I'm required to include in this communication:
"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

--
Caleb Iorg
COO/CFO
Daniel House
+1.415.497.3691
danielhouse.club

DANIEL HOUSE CLUB

Caleb Iorg <calebiorg@danielhouse.club>

Daniel House Club Investment

1 message

Caleb Iorg <calebiorg@danielhouse.club> Thu, Jan 5, 2023 at 12:13 PM
To: Casey Iorg <caseyiorg@gmail.com>

Hi Casey,

The early access for our investment campaign is now live. You can access the details here: https://wefunder.com/danielhouseclub/

FYI, at this stage an investment is a "reservation" so no cash will be transferred yet. You'll get a follow-up email to confirm it once all our legal registrations are complete and that is when you'll submit the funds. I expect this to be anywhere from 1-4 weeks depending on how things go.

Please **do NOT share** out the link to anyone yet. We are sending it to a select few of our current investors to make sure the process is smooth before we start sending it out more broadly. Please send me any questions or feedback on the process so we can make sure we're dialed in before going out more broadly.

Let me know if you have any questions!

Caleb

p.s. here is a legal disclosure I'm required to include in this communication:
"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

--
Caleb Iorg
COO/CFO
Daniel House
+1.415.497.3691
danielhouse.club

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